                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C.  20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULES 13d-1(b), (c) AND (d)
            AND AMENDMENTS  THERETO FILED  PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 5)*

                                 CHEMFIRST INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   16361A106
                                 (CUSIP Number)

                                JANUARY 24, 2001
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)


--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.  16361A106           13G             PAGE 1 OF 1 PAGE


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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      J. Kelley Williams
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2    (a) Not applicable                                        (a) [_]
      (b) Not applicable                                        (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          1,641,137
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          1,641,137
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,641,137
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      11.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
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ITEM 1(a).  NAME OF ISSUER:

            ChemFirst Inc.
            700 North Street
            P. O. Box 1249
            Jackson, MS  39215-1249

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            700 North Street
            P. O. Box 1249
            Jackson, MS  39215-1249

ITEM 2(a).  NAME OF PERSON FILING:   J. Kelley Williams

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            ChemFirst Inc.
            700 North Street
            P. O. Box 1249
            Jackson, MS  39215-1249

            Person filing is Chief Executive Officer and Chairman of the Board of the issuer.

ITEM 2(c).  CITIZENSHIP:   USA

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:   Common Stock

ITEM 2(e).  CUSIP NUMBER:  16361A106

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP

            (a) Amount of securities beneficially owned as of December 31, 2001:
                1,641,137 (includes 452,900 shares which the reporting person has the right to acquire)

            (b) Percent of Class:  11.3%
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            (c) Person filing has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 1,641,137 shares.

                Person filing does not share power to vote or to direct the vote or share power to dispose or direct the disposition of any shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. [  ]

            Not Applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER  PERSON.

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

ITEM 10.    CERTIFICATIONS.

            The certifications pursuant to Rule 13(d)-1(b) and Rule 13(d)-1(c) are not applicable.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 2002                      /s/ J. Kelley Williams
Date                                  ----------------------
                                      J. Kelley Williams